Crypto's first autonomous trading network— 100% owned by the people, for the people

🔵 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



swopblock.com   Martinsburg, PA   𝕏   Technology   Marketplace   Fintech & Finance   SaaS   Blockchain & Web3

Highlights

1   Over 20 million of our crypto has been reserved for investors. Invest now and get crypto as a Perk.

2   Poised to shake up a massive $1 Trillion market with a blazing 28.3% CAGR (U.S. Market)!

3   Patent pending on our cutting-edge Consensus Mechanism and Liquidity Stream!

4   Swopblock APP V1.1 UX designs are done—now in Alpha testing!

5   Swopblock's open-source protocol is live on GitHub—developers, dive in and build with us!

Featured Investor



Dan Tran
Syndicate Lead   [Follow]   Invested $100,000 ⓘ

An Angel investor with a passion for nurturing innovation and fostering entrepreneurial talent.

"Why I invested in Swopblock? I typically look for innovative companies with disruptive and scalable solutions; solutions that have potential for mass users adoption and a shift in consumer behavior. Swopblock has a potential to be that company. Swopblock is a crypto trading protocol that's built from the ground up. Its protocol allow autonomous crypto trading between peers without the middle-man. Swopblock protocol provide the liquidity stream needed for an decentralized exchange system. It allow you to keep custody of your crypto asset even while trading thus bringing the safety of self custody wallet to crypto trading. With these technological innovations, I truly believe that Swopblock has a potential to disrupt the decentralized exchanges space and could become a game changer. I also look for a passionate, smart and driven management team. I know Jeff and Austin are determined and

accomplished entrepreneurs who are constantly working to make their company better. Their complementary technical skill set is a great asset for scaling this technology to the next level. I am excited to be on board with a winning team and look forward to being a part of their effort to change an industry. If you want to be a part of this exciting future come join us."

Our Team



Jeff Hilde   CEO / Inventor & Founder

• Research Engineer who led development of A.I. innovations for the Office of Naval Research • Sole inventor behind 11 patents • 30+ years of leading software development



Austin Hilde   CCO / Communications

• Lead creative for emerging technologies while at Amazon's Global Ad Agency • Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, and more

Our Pitch





Third-party "secured" crypto trades

Crypto exchanges have faced massive hacks and fraud (think Mt. Gox, FTX). Every year, billions disappear because third-party trading systems are vulnerable by design.

The problem? Exchanges can't offer self-custody for cross-chain trades (like BTC to ETH). Instead, they use bridges, liquidity pools, and other intermediary elements—adding risks.

While self-custody trading eliminates these risks, it has remained limited to *single-chain* networks. Trading crypto *cross-chain* with this standard of protocol security has *not* been possible—until now.



WIRED   Mar 3, 2014

"Bitcoin exchange Mt. Gox filed for bankruptcy last week, saying hackers had **stolen the equivalent of $460 million...**"

The New York Times   Jan 12, 2023

"FTX filed for bankruptcy in November after a run on customer deposits **exposed an $8 billion hole in its accounts.**"

Cross-chain freedom + Self-custodial control

In a *market of 600+ exchanges,* Swopblock's ground-breaking innovation redefines crypto trading by offering the only cross-chain solution *with* protocol secured transactions: Leaving you in full control of your trades.

Cross-blockchain Exchanges

Swopblock's Innovation



Protocol-secured
Exchanges

Swopblock reinvents crypto trading:

- **No** Central Exchange
- **No** DEX
- **No** Platform
- **No** Tokens
- **No** Peer-to-Peer



Exchange crypto
without an exchange.

Seamlessly trade between Bitcoin and Ethereum using Swopblock's *protocol-driven liquid crypto, $SWOBL*.

Trade crypto without the middle-man.

Experience the future of crypto trading—a revolutionary protocol-driven solution that puts you in full control. Trade cross-chain between BTC and ETH at real-time market prices, *completely trust-less* without any third-party meddlers.



Your Wallet

$26,605.25
△ 580.410 / 3.92%



Trade from your wallet.

Swopblock leverages the protocol security features already built-in to the native blockchains, enabling *direct wallet-to-wallet trading* with zero human intervention.

Trade with the market.

Instantly price-lock your orders into the flow of Swoblock's Liquidity Stream and enjoy *live trading* without the need to identify counter-parties or rely on an exchange party.

THE CRYPTO

Introducing SWOBL:
The people's universal medium of exchange.

SWOBL powers Swopblock's trading protocol—Liquefying previously isolated crypto-networks (like BTC or ETH) into a *universal-network.*



Owned by the people.

$SWOBL is *fully distributed* across all users' wallets, putting the power of trade directly in the hands of the people

To empower the people.

As trading demand grows, the supply of $SWOBL in circulation shrinks, *driving its value higher—* prospering $SWOBL holders.

MARKET OPPORTUNITY

Swopblock is liberating $billions in sidelined–



bitcoin into circulation.



85% of Bitcoin
is out of circulation on
self-custodial wallets

Swopblock's solution offers
self-custodial wallet security,
plus cross-chain exchange!

15% of Bitcoin
is in circulation on
over 600 exchanges
- Reflexivity Research

TAM
1T

**Global crypto trading
and DeFi market**

- Fortune Business Insights
  2025 est.

SAM
100B

**Annual cross-chain
trading volume**

- CoinDesk,
  scaled for 2025

SOM
1B

**1% of cross-chain
trading in 5 years:**
*100k users, each
trading $10k annually*

REVENUE MODEL



1 **Capital Gains**

As CRYPTO trading volume increases,
the price of Swopblock's *medium of
exchange* increases exponentially.

This fixed supply of inventory will be
sold using our **ICO pricing protocol,**
allowing Swopblock and the $SWOBL
community to *profit on these gains.*

2 **Ordinary
Income**

Swopblock and the $SWOBL
community will profit from
transaction fees and rewards.

3 **License
Subscriptions**

Swopblock core software will be free to
most, but will generate software license
revenue for premium features.



TRACTION

2022

$688k Raised from
800+ Investors

20M+ Crypto Reserved
for Investors

White Paper
Written & Posted

Swopblock App
Designed & in Alpha

Liquidity Stream
Patent Filed

Launching Open-Source
Protocol on GitHub

Now



NEXT STEPS

Seeking
$618k

— Pre-Seed Round 2 via SAFE
— For Equity + Future Crypto
— To Finish MVP & Launch ICO

USE OF FUNDS

Q3 2025   Complete MVP
Swopblock App v1.0





How investors expect to profit with $SWOBL:

💎 **Exclusive Investor Rewards**

To reward early backers, Swopblock is **giving away $SWOBL** to investors based on their investment size—the earlier and larger the investment, the greater the allocation. This high-value perk goes way beyond Swopblock equity (See "Investor Perks" slide for more details).

🔥 **Limited Supply** – $SWOBL has a **fixed supply of only 52.8 million,** ensuring no inflation or dilution. Investors have already secured over 20 million, increasing supply scarcity.

📈 **Rising Demand** – As users adopt Swopblock's trading solution, network trading volume will increase, driving up demand for $SWOBL.

💰 **Increasing Value** – Since $SWOBL is the network's medium of exchange, growing usage puts more demand on its circulating supply, naturally pushing its value higher.

🌐 **Expanding Market** – As more cryptocurrencies (beyond BTC and ETH) integrate into Swopblock, they bring more liquidity, more users, and more trading opportunities—further strengthening $SWOBL's value.

🚀 **Capital Gains** – Owners of $SWOBL will realize profits by selling it as it gains value. **Secure your share now—Early Bird investors get 2X $SWOBL Perks!**

Downloads

📄 Swopblock Whitepaper 2025.pdf

📄 Articles of Agreement 2025.pdf

📄 Executive Summary 2025.pdf

📄 Swopblock Pitch Deck 2025.pdf

📄 Swopblock Q3 2025 Update.pdf